Exhibit 99.3:

RNS Number : 4602Y

Unilever PLC

05 December 2017

Unilever PLC

Voting Rights and Capital Update

The following notification is made in accordance with the UK Financial Conduct Authority Disclosure Guidance and Transparency Rule 5.6.1.

Unilever PLC's issued share capital as at 30 November 2017 consisted of 1,310,156,361 ordinary shares of 3 1/9p each, of which, 78,161,378 were held as treasury shares; leaving a balance of 1,231,994,983 shares with voting rights.

The figure of 1,231,994,983 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Unilever PLC under the FCA's Disclosure Guidance and Transparency Rules.

5 December 2017

Contact:  Samantha Hood (+44 20 7822 5928)

This information is provided by RNS

The company news service from the London Stock Exchange

END